

November 19, 2010

James W. Shaffer
Chief Financial Officer
Katy Industries, Inc.
305 Rock Industrial Park Drive
Brighton, MO 63044

> **Re:** **Katy Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Form 10-Q for the Fiscal Quarter Ended October 1, 2010**
> **File No. 001-05558**

Dear Mr. Shaffer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis, page 13

Results of Operations – 2009 Compared to 2008, page 15

1.   We note that your discussion of changes in net sales references the increase in sales without quantifying individual factors for the changes. Please revise future filings to present and quantify each significant factor that contributed to the change and separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 of Regulation S-K and FR-72 for guidance. Please provide us with a sample of your proposed revised disclosure.

Item 8. Financial Statements and Supplementary Data, page 21

Note 4. Impairment of Long-Lived Assets, page 32

2.   We note that you attribute the fair value of long-lived assets tested for impairment to an independent appraisal. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you may incorporate your Form 10-K by reference.

Form 10-Q for the Fiscal Quarter Ended October 1, 2010

Condensed Consolidated Statements of Operations, page 5

3.   We see that you recorded a $2.1 million gain on settlement of existing obligation within non-operating other income and expense. We note additional discussion on page 19 and 21 whereby you describe the settlement of a liability in a transaction with Pentland USA Inc. Please describe for us in greater detail the transaction with Pentland USA including a discussion of the accounting basis for recognizing the gain. Please provide us with a historical chronological discussion of the amounts recorded in your financial statements related to this transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3157 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief